446


05007713

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Alumina Products Corporation

*CURRENT ADDRESS 44 Chipman Hill, Suite 1000
Saint John, NB E2L 4S6
Canada



**FORMER NAME

PROCESSED
MAY 11 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34874 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 5/10/05

AR/S
12-31-04



Global Alumina

2004 ANNUAL REPORT

MARCH 10, 2005

CONTENTS

CHAIRMAN'S LETTER

It is with great satisfaction that I report to you, our shareholders, highlights of our activities over the past year and our outlook for Global Alumina and the alumina industry in 2005.

I begin by expressing, on behalf of Global Alumina's management team, Board of Directors and employees, our sincere gratitude for the support and confidence you have shown us over the past year.

Your company has made significant strides towards achieving its goal to become the leading producer of alumina for sale to the global aluminium industry using the vast bauxite resources of the Republic of Guinea. Our proposed 2.8 million tonnes per annum alumina refinery will make Global Alumina one of the lowest cost alumina producers in the world and will have a dramatic, positive impact on the economic vitality of the Republic of Guinea.

In looking back at 2004, there are a number of milestones that have added value to your company and have driven us closer to achieving our ultimate goals:

- Global Alumina was listed on the TSX Venture Exchange on June 15, 2004 and subsequently graduated to the Toronto Stock Exchange on February 16, 2005. The Exchange listings greatly enhanced our ability to raise the necessary capital to successfully execute our business plan through the development stage.
- Global Alumina raised US$80,000,000 through two private placements in 2004.
- Global Alumina acquired, in May 2004, all of the outstanding stock of Aluminpro Aluminum Industry Professionals Inc., a Montreal based aluminium industry consulting firm with collectively over 750 years of industry operating experience. The acquisition of Aluminpro significantly strengthened the Company's technical and operational management capabilities and added several former senior executives from the major aluminium companies to our management team.
- Global Alumina attracted throughout the year other key members to our senior management team, each with broad commercial and technical experience in the alumina industry.
- Global Alumina completed, in October 2004, its negotiations with the Government of the Republic of Guinea, culminating in the signing of the Basic Agreement. The Basic Agreement is a detailed document outlining all of the key obligations and commitments of the parties as well as the fiscal incentives and investment protections extended to Global Alumina by the Government. The Basic Agreement will become effective upon ratification by the Guinean National Assembly and the promulgation of a decree by the President of Guinea, milestones which we expect during 2005.
- Global Alumina substantially completed in 2004 its environmental studies and basic engineering, thereby confirming the environmental and technical feasibility of our proposed alumina refinery.
- On December 3, 2004, Global Alumina and the Government, in conjunction with a Government declared public holiday, held a ground breaking ceremony at the Port of Kamsar. This event was attended by thousands of local Guineans, a large number of Ministers of the Republic of Guinea, the Ambassador of Canada, the Ambassador of the United States, local dignitaries and representatives of the UN and IMF, and included speeches from the President of the Republic of Guinea's National Assembly, the Minister of Mines and Geology and the Governor of the Boké prefecture. With the ground breaking, Global Alumina commenced the significant ground clearing and land reclamation efforts associated with the extensive port facilities to be developed.

All of these accomplishments together with the achievement of dozens of smaller but still important milestones have positioned the Company to transition from its late stage development phase into its current intensive implementation phase. After many years of development work, we have begun to see demonstrable results and the transformation of what once was a monumental ambition into one of the largest private sector construction projects ever undertaken in sub-Saharan Africa.

With respect to the alumina market, the supply/demand conditions remain extremely tight and spot prices sit near historic highs. In the Corporation's assessment, the current industry operating rate is unsustainable and leaves the market susceptible to supply disruptions which make it difficult for consumers of alumina to secure alumina at reasonable costs.

Our alumina refinery will be the largest green-field project ever undertaken in the world and will lead to a dramatic change in the economic vitality of the Republic of Guinea. The refinery will create directly and indirectly thousands of permanent jobs in one of the poorest countries on earth.

The Government of the Republic of Guinea's stated goal is to become the world's largest exporter of alumina. With more than one third of the world's economically developable bauxite, the refining of bauxite into alumina is Guinea's best chance to escape its current state of poverty. Upon the full commercialization of Global Alumina's refinery, we believe that Guinea generally, and Global Alumina specifically, will have the capability to continue adding alumina refining capacity to meet alumina demand growth for years to come. We are proud that our refinery project has the potential to lead to such fundamental and positive changes in Guinea and we look forward to working closely with the Government of the Republic of Guinea to achieve their momentous goal!

However, there is much work left to do. To achieve our goal of commencing full-scale construction within 2005, Global Alumina needs to complete several key tasks this year, the most important of which include the following:

- The successful sale of alumina under long term contracts in sufficient quantity to ensure the revenue stream necessary to support the project's debt. In this respect, the Company is currently engaged in detailed negotiations with several high quality potential customers.
- The successful execution of a comprehensive turnkey engineering, procurement and construction (EPC) agreement. In February 2005, we announced the selection of Technip, one of the world's largest and most experienced contractors, as the EPC contractor for the refinery.
- The successful raising of new equity totaling in excess of US$500 million. RBC Capital Markets, Canada's largest investment bank, has been selected as financial advisor with respect to the upcoming equity raise.
- The successful raising of new, non-recourse debt of approximately US$1,500 million. CGMI Citigroup Global Markets has been retained to act as financial advisor to the Company with respect to raising the necessary debt financing.

We are proud of our 2004 accomplishments and the momentum we have built and are energized by the opportunities before us. We are confident that we have the management team, financial resources and third party technical, commercial and financial advisors necessary to achieve these goals.

Our achievements would not have been possible without your support, and the tremendous dedication and commitment exhibited by each member of the Global Alumina team – employees, management team and Board of Directors. I personally look forward to reporting to you, our shareholders, over the coming quarters as we continue to hit our milestones and make you proud to be a part of the Global Alumina family.

Thank you,

(Signed) BRUCE J. WROBEL
Chairman and Chief Executive Officer

March 10, 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Global Alumina Products Corporation (the "Company") were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, Chartered Accountants, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) BRUCE J. WROBEL
Chief Executive Officer

(Signed) MICHAEL J. CELLA
Chief Financial Officer

March 10, 2005

AUDITOR'S REPORT

To the Shareholders of
GLOBAL ALUMINA PRODUCTS CORPORATION

We have audited the consolidated balance sheet of GLOBAL ALUMINA PRODUCTS CORPORATION as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 13, 2004.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario, Canada
February 25, 2005

FINANCIAL STATEMENTS
GLOBAL ALUMINA PRODUCTS CORPORATION

CONSOLIDATED BALANCE SHEETS

(In United States Dollars)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 51,554,031	$ 54,583
Due from affiliates and other assets	175,239	71,099
	51,729,270	125,682
Engineering contracts (Note 4)	593,805	—
Construction-in-progress (Note 5)	6,399,812	—
Other Capital assets (Note 5)	33,898	—
Total assets	$ 58,756,785	$ 125,682
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable and accrued liabilities	$ 4,132,350	$ 1,752,548
Due to affiliates	—	196,551
Total current liabilities	4,132,350	1,949,099
Long-term liabilities		
Note payable	—	300,000
Accrued interest	—	5,000
	—	305,000
Commitments and contingencies (Note 10)		
Shareholders' equity (deficit)		
Capital Stock and Other Equity (Note 7)	81,477,424	7,907,500
Contributed Surplus	271,484	—
Stock subscription receivable	—	(4,000)
Accumulated Deficit	(27,124,473)	(10,031,917)
Total shareholders' equity (deficit)	54,624,435	(2,128,417)
	$ 58,756,785	$ 125,682

On behalf of the Board:

(Signed) BRUCE J. WROBEL
Director

(Signed) MICHAEL J. CELLA
Director

GLOBAL ALUMINA PRODUCTS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In United States Dollars)

	Years ended December 31		Cumulative period July 21, 1999 (date of inception) to December 31,
	2004	2003	2004
Expenses			
Engineering	$ 9,340,005	$ 106,328	$ 15,016,551
Professional fees	5,426,555	815,512	8,705,660
General and administrative	2,256,951	205,784	3,989,548
Amortization	491,822	—	491,822
Total expenses	17,515,333	1,127,624	28,203,581
Other income			
Interest income	406,773	—	406,773
Other Income	33,900	—	690,231
Net loss	$(17,074,660)	$ (1,127,624)	$(27,106,577)
Basic and diluted loss per common share (Note 9)	$ (0.18)	$ (0.02)	$ (0.29)
Deficit, beginning of year	$(10,031,917)	$ (8,904,293)	—
Reverse Take Over Costs	(17,896)	—	
Loss for the year	(17,074,660)	(1,127,624)	
Deficit, end of year	$(27,124,473)	$(10,031,917)	

GLOBAL ALUMINA PRODUCTS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In United States Dollars)

	Years ended December 31		Cumulative period July 21, 1999 (date of inception) to December 31, 2004
	2004	2003	
Cash flows from operating activities			
Net loss	$(17,074,660)	$(1,127,624)	$(27,106,577)
Stock options issued for service (Note 3)	271,483		521,483
Common stock issued for services			50,000
Amortization	491,822	—	491,822
Total Cash flows from operating activities	(16,311,355)	(1,127,624)	(26,043,272)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Increase (decrease) in cash attributable to changes in operating assets and liabilities:			
Accounts payable	2,325,432	576,367	4,077,980
Due from affiliates and other assets	(267,178)	—	(267,178)
Accrued interest	(5,000)	5,000	—
Net cash provided by (used in) operating activities	(14,258,101)	(546,257)	(22,232,470)
Cash flows from investing activities			
Acquisition of Aluminpro (Note 4)	(576,684)	—	(576,684)
Additions to construction-in-progress	(6,399,812)		(6,399,812)
Additions to other capital assets	(39,879)		(39,879)
Payments to affiliates	—	(13,087)	(71,099)
	(7,016,375)	(13,087)	(7,087,474)
Cash flows from financing activities			
Proceeds from issuances of common shares	73,069,924	—	80,673,424
Collection of stock subscription receivable	4,000	—	4,000
Proceeds from (repayments to) affilliates		196,551	196,551
Proceeds from (repayments of) note payable	(300,000)	300,000	—
Net cash flows provided by (used in) financing activities	72,773,924	496,551	81,873,975
Net increase (decrease) in cash and cash equivalents	51,499,448	(62,793)	51,554,031
Cash and cash equivalents, beginning of year	54,583	117,376	—
Cash and cash equivalents, end of year	$ 51,554,031	$ 54,583	$ 51,554,031

GLOBAL ALUMINA PRODUCTS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

1. Nature of operations

Global Alumina Products Corporation ("Global Alumina" or the "Company") filed articles of continuance under the New Brunswick *Business Corporations Act* on May 26, 2004. The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. The consolidated financial statements of GAPCO as at December 31, 2003 and for the year then ended, were audited by Rothstein, Kass & Company, P.C. who expressed an opinion without reservation on those statements in their report dated January 14, 2004, except for Note 8 which is as of February 3, 2004. GAPCO completed a reverse take over transaction with PL Internet Inc. ("PLI") on May 25, 2004 and subsequently changed its name to Global Alumina. For a description of the transaction see Note 6. Global Alumina's main business is the development of the alumina refining industry in the Republic of Guinea ("Guinea"). Its major initiative is the development of an alumina refinery located in the major bauxite-mining region of the Republic of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.).

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery, and associated infrastructure improvements. In 2001, the Company discontinued development of an aluminum smelter project for which it had incurred cumulative directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the Company and the Ministry of Mines and Geology ("Ministry") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the construction and operation of an alumina plant refinery at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within specified bauxite mining concession area, and will come into effect upon ratification of the agreement by the Guinean National Assembly and promulgation by the President of Guinea of a law adopting the Agreement. The Guinean National Assembly reconvened during the week of February 15, 2005 and Global Alumina was advised that ratification of the Basic Agreement was on the National Assembly's agenda.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various setup activities including engineering, development, and raising capital, and preliminary construction activities.

2. Significant accounting policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Principles of consolidation

The consolidated financial statements include the accounts of Global Alumina Products Corporation and its direct and indirect wholly owned subsidiaries, Aluminpro Aluminum Industry Professionals Inc., Global Alumina International, Ltd., Guinea Alumina Corporation, Ltd., and Guinea Alumina Corporation, S.A. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Income Taxes

The company uses the asset and liability method of accounting for income taxes, under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates or laws is recognized as part of the provision for income taxes in the period the changes are considered substantively enacted.

Future tax benefits attributable to these differences, if any, are recognized to the extent that the realization of such benefits is more likely than not.

Foreign currency translation

Reporting currency

The consolidated financial statements are presented in U.S. dollars (the "reporting currency").

The financial statements of the Company's fully integrated subsidiaries are translated into U.S. dollars using the temporal method. Monetary items are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, with corresponding amortization translated at the same exchange rates as the assets to which they relate. Revenues and expenses are translated into U.S. dollars at the rates of exchange prevailing when the underlying transactions occurred. Exchange gains or losses on translation are recognized in the income statement.

The financial statements of the Company's self-sustaining subsidiaries are translated using the exchange rate in effect at the end of the year and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in self-sustaining subsidiaries are deferred as a separate component of shareholders' equity.

Foreign currency transactions and balances

The U.S. dollar is the functional currency of the Company. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Basic and diluted loss per common stock

Basic loss per share are computed by dividing losses for the period by the weighted number of common shares outstanding during the period. Diluted loss per share are computed using the treasury stock method whereby the weighted average number of common shares used in the basic loss per share calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued at the beginning of the period. Potential common shares represent the common shares issueable upon the exercise of stock options or warrants. Potential common shares are excluded from the calculation if their effect is anti-dilutive.

Development costs

The Company follows the provisions of Accounting Guideline No. 11 ("AcG-11"), "Enterprises in the Development Stage" of the Canadian Institute of Chartered Accountants ("CICA") Handbook. AcG-11 requires that all development stage companies comply with the CICA Handbook Section 3450, "Research and Development Costs". Development costs are capitalized only if they meet the following criteria: the product or process is clearly defined and costs attributable thereto can be defined; the technical feasibility of the process has been established; management of the company has indicated its intention to produce and market the process; the future market has been clearly defined; and adequate resources exist, or are expected to be available, to complete the project. As of December 31, 2004, the Company has determined that it did not meet all of these criteria. Accordingly all development costs have been expensed.

Property, plant and equipment

Property, plant and equipment is comprised of construction-in-progress, motor vehicles and equipment and is recorded at carrying value less amortization. Amortization on motor vehicles and equipment is provided for over the estimated useful lives of the assets on the straight line basis at the rate of 30% per year.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with the CICA Section 3063, "Impairment of Long Lived Assets". Under the new standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available. Future amortization will be charged based on the post-impairment carrying value.

Beginning October 1, 2004, in accordance with CICA Section 3061, "Property, Plant and Equipment", the Company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery is available for commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;

(In United States Dollars)

(b) a change in the manner in which the project asset is expected to be used;

(c) a construction interruption for an extended period of time;

(d) physical damage; and

(e) a change in law or the environment which significantly affects completion.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Section 3110, "Asset Retirement Obligations". Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is amortized over the life of the asset. The liability is accreted at the end of each reporting period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company determined that its adoption would have an immaterial impact on the results and financial position of the Company as at December 31, 2004.

Engineering Contracts

Engineering Contracts attributable to the Aluminpro acquisition are amortized over a twelve-month period commencing on July 19, 2004, the effective date of the transaction (see note 4).

3. Accounting Changes

Effective January 1, 2004, the Company adopted, on a prospective basis, CICA Section 3870, "Stock Based Compensation and Other Stock Based Payments".

The Company is now required to account for grants under its employee stock option plan using the fair value based method of accounting for stock-based compensation.

Fair values are determined using the Black-Scholes option-pricing model. Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense and contributed surplus. In situations where the Company grants stock options or warrants in connection with a business acquisition, the fair value of the options or warrants at the date of grant is included in the cost of the acquisition, with an offsetting credit to other equity. If and when the stock options are ultimately exercised the applicable amounts of additional paid-in capital and contributed surplus are transferred to share capital.

Using the Black-Scholes pricing model, the weighted average fair value of options granted during the year ended December 31, 2004 was estimated to be $587,346 of which expenses in the amount of $271,483 have been recognized for the year ended December 31, 2004 (2003 – Nil). No options have been exercised as of December 31, 2004.

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model were as follows:

Risk-free interest rate	3.5%
Dividend yield	N/A
Volatility factor	55%
Vesting period (in years)	1-2

4. Business Acquisition

On July 19, 2004 the Company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc. ("Aluminpro"), a limited liability company formed in 2000 to provide marketing and administrative services for its membership, which is made up of senior professionals in the aluminum industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of a cash payment and the balance consisted of 500,000 units of Global Alumina valued at $1 each ("Global Alumina Units"). Each Global Alumina Unit consists of one common share of Global Alumina (a "Global Alumina Common Share") and one-half of one warrant of Global Alumina (each whole warrant a "Global Alumina Warrant"). Each Global Alumina Warrant entitles the holder thereof to purchase an additional Global Alumina Common Share at a price of $1.50 per share until February 3, 2006. The Cash Flow Statement for the year ended December 31, 2004 reflects cash outflows of $500,000 as part of the cost of Aluminpro acquisition.

(In United States Dollars)

Concurrently with the transaction, the Company entered into a consulting services agreement with the owner members of Aluminpro for services in connection with the alumina refinery project. The consulting agreement is initially for a period of one year and may be terminated by either party by giving 90 days notice. The total cost of purchase, including transaction costs, amounted to $1,095,000 and has been allocated as follows:

Cash	$ 18,316
Accounts receivable and other assets	33,514
Accounts payable and other liabilities	(36,475)
Engineering Contracts	1,079,645
	$1,095,000

Engineering contracts at December 31, 2004 have a carrying value of $593,805 net of accumulated amortization of $485,840.

5. **Property, plant and equipment**

	Cost	Accumulated Amortization	Net carrying value 2004	Net carrying value 2003
Motor vehicles	$ 29,200	$4,380	$ 24,820	—
Equipment	10,680	1,602	9,078	—
Construction-in-progress	6,399,812	—	6,399,812	—
	$6,439,692	$5,982	$6,433,710	—

6. **PL Internet Inc. Merger**

On March 12, 2004, GAPCO entered into a definitive Agreement of Arrangement (the "Arrangement") with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The financial statements of PLI as at December 31, 2003 and for the year then ended, were audited by Fuller, Jenks, Landau who expressed an opinion without reservation on those statements in their report dated January 13, 2004. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO would acquire more than 50% of the issued and outstanding shares of PLI. Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the Share Exchange, on May 26, 2004, Global Alumina changed its jurisdiction of incorporation from Ontario to New Brunswick by filing articles of continuance under the *Business Corporations Act* (New Brunswick). Global Alumina then continued as a public company and a reporting issuer in Ontario. Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004. The transaction resulted in the Company's assumption of PLI's net liabilities in the amount of $121,915. Transaction costs incurred by PLI relating to the Share Exchange have been recorded as a charge to the retained earnings of the Company to the extent of cash in PLI in the amount $16,502, with the balance recorded as a period expense in the Company's statement of operations and deficit for the three months ended June 30, 2004. The total transaction costs incurred by the Company with respect to the Share Exchange amounted to approximately $635,000 and have been included in professional fees in the Company's statement of operations and deficit. The effects of the PLI merger on the Company's share capital are as follows:

	Common Shares	Amount $	Total $
PLI share capital balance January 1, 2004	7,249,410	255,227	255,227
Issued for cash	600,000	30,660	30,660
PLI share capital balance March 31, 2004	7,849,410	285,887	285,887
Stock consolidation[(a)]	(2,849,787)	—	—
PLI share capital transfer to deficit[(b)]		(285,887)	(285,887)
Deemed issuance by the Company	4,999,623	—	—

(a) The issued and outstanding shares of PLI were consolidated from 7,849,410 to 4,999,623 shares.

(b) PLI's share capital was eliminated against the Company's retained earnings to reflect the continuity of the Company's share capital.

(In United States Dollars)

7. **Capital stock and other equity**

	Common Shares	Amount $	Warrants	Amount $	Total $
Common shares, no par value, authorized unlimited number of shares, issued and outstanding 118,244,623 and 47,160,000 shares at December 31, 2004 and December 31, 2003 respectively					
Balance January 1, 2003 and 2004	47,160,000	7,907,500	4,000,000	—	7,907,500
Shares issued in private placements[(a)]	65,385,000	68,793,880	29,000,000	3,976,044	72,769,924
PLI Share Exchange (Note 5)	4,999,623	—	—	—	—
Aluminpro Acquisition (Note 4)	500,000	455,600	250,000	44,400	500,000
Warrants exercised during the year	200,000	331,806	(200,000)	(31,806)	300,000
Balance December 31, 2004	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424

(a) Private Placements

On February 3, 2004, GAPCO closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the Company and one-half of one warrant. Each whole warrant may be exercised to acquire one common share of the Company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the project. The net proceeds from the offering amounted to $44,775,614 after deducting agents' fees and related expenses of $4,724,386 and non-cash consideration of $500,000. The net proceeds of $44,775,614 were allocated between shares and warrants based on their respective fair values using the Black-Scholes pricing model. The principal assumptions used in applying the Black-Scholes option-pricing model were as follows:

Risk-free interest rate	3.5%
Dividend yield	N/A
Volatility factor	55%
Expected life	2 years

On December 23, 2004, the Company closed on a private placement offering, which raised gross proceeds of $30,000,750 before commissions, fees and related transaction costs of approximately $2,006,440 through the issuance of 15,385,000 common shares at $1.95 per common share. The proceeds of the offering will be used to fund early stage construction of the alumina refinery project. The net proceeds from the offering amounted to $27,994,310 after deducting agents' fees and other related expenses.

(b) On January 27, 2004, GAPCO declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described above. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented. All references in the consolidated financial statements to the number of shares and per share amounts have been restated. In addition, conforming changes have been made to comparative share capital amounts at December 31, 2003 to reflect the fact that the Company's shares no longer have any par value.

(c) A total of 200,000 warrants were exercised during the year at an exercise price of $1.50, for net proceeds of $300,000. Details of share purchase warrants issued and outstanding at December 31, 2004 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
250,000	February 3, 2006	$1.50
24,800,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
4,000,000	February 3, 2008	$1.00

Stock Options

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. The Board of Directors approved an Employee Stock Option Plan under which 10,000,000 common shares were reserved for issuance to employees. The Plan is limited to a maximum term of ten years. A total of 1,010,000 options with an exercise price of $1.50 were granted on May 27, 2004 and a total of 25,000 options with an exercise price of $1.52 were granted on August 24, 2004, pursuant to the terms of the Plan. The options granted have a term of five years and vest 50% after one year and 50% after two years from the date of grant.

(In United States Dollars)

A summary of the status of the Company's plan is as follows:

	Weighted average Number of options	Weighted average exercise price
Outstanding, January 1, 2004	Nil	$ —
Granted	1,035,000	1.50
Expired or cancelled	Nil	
Exercised	Nil	
Outstanding, December 31, 2004	1,035,000	$1.50
Exercisable – December 31, 2004	Nil	Nil

8. Income Taxes

The Company's income tax provision (recovery) has been calculated as follows:

Net income (loss) for year	$(17,074,660)
Income tax (recovery) provision at Canadian federal and provincial statutory rates	(5,915,589)
Current year losses not recognized	1,353,932
Permanent differences	67,530
Increase in valuation allowance	4,494,127
Provision for (recovery of) income taxes	$ (0)

The following summarizes the principal temporary differences and the related future tax effect:

Capital assets	$ 4,063,000
Non-capital losses carried forward	236,000
Reorganization costs	820,000
Net future income tax asset	5,119,000
Valuation Allowance	(5,119,000)
Net future income tax asset recorded	$ (0)

At December 31, 2004, the Company has Canadian non-capital losses of $672,000 that expire in 2011.

9. Loss per share

The computations for basic loss per common share are as follows:

	2004	2003
Net Loss	(17,074,660)	(1,127,624)
Average Number of Shares	93,390,000	47,160,000
Loss per Common Share	(0.18)	(0.02)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

10. Commitments

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisors will accrue upon receipt of commitment letters for project associated equity and debt financing, and will be payable in full at the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the equity advisor will continue until the earlier of the consummation of securities' underwriting and December 31, 2005. The agreements can be terminated by either party.

From time to time the Company enters into employment contracts with its senior executives that reflect standard commercial terms in the alumina industry.

11. Financial instruments

Fair value of financial instruments

The company's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value.

Interest rate exposure

The Company has no long term debt outstanding.

Foreign currency risk

The Company is exposed to foreign currency translation risk due to cash, cash equivalents, and accounts payable denominated in Canadian dollars and Guinean Francs. As at December 31, 2004, assets, consisting principally of cash and cash equivalents denominated in Canadian dollars totaled US$28,201,416 ($nil as at December 31, 2003) and in Guinean Francs totaled US$140,059 ($nil as at December 31, 2003). The Company does not enter into arrangements to hedge its foreign currency risk.

12. Segmented Information

The Company considers that it operates only in one reportable industry segment, namely, the design, finance, construction, ownership and operation of an alumina refinery, and associated infrastructure improvements. The Company's total capital assets amount to $6,433,710, consisting of construction-in-progress of $6,399,812 and other assets of $33,898 all of which are located in the Republic of Guinea.

13. Related Party Transactions

During the fiscal year ended December 31, 2004, the Company had an agreement to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco Resources Ltd. is controlled by Karim Karjian, a director and shareholder of Global Alumina. The total payments for the year amounted to $585,000. Between October of 2004 and February of 2005, the Corporation and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure will be based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and the Compagnie de Bauxite de Guinea in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Company and Karalco.

The Company has an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost, without mark-up. The total payments for the year ended December 31, 2004 amounted to $542,607. The Company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the years ended December 31, 2004, 2003 and the cumulative period July 21, 1999 (date of inception) to December 31, 2004 were approximately $85,786, $17,000, and $373,786, respectively. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

14. Subsequent Events

On February 18, 2005, Global Alumina entered into a memorandum of understanding (the "MOU") with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the terms of the MOU, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. It is anticipated that Phase One will be completed by October 30, 2005. The Company estimates that payments to Technip in connection with the completion of Phase One will total approximately $25 million.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions ("Willis") pursuant to which Willis will provide insurance coverage, in its capacity as an insurance broker, and account management services in connection with the Company's development and construction of the alumina refinery and associated infrastructure in Guinea (the "Project"). The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Products Corporation ("Global Alumina" or the "Company") and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the related notes contained therein. The Company's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com. All dollar amounts are in United States dollars. The date of this management's discussion and analysis is March 10, 2005.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. ("PLI") on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the *Business Corporations Act* (New Brunswick) on May 26, 2004. For a description of this transaction see "Material Transaction" below.

Global Alumina's main business is the development of the alumina refining industry in the Republic of Guinea ("Guinea"). Its major initiative is the development of an alumina refinery located in the major bauxite mining region of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and has not to date earned any form of revenue, except interest income and fee income. To date, it has incurred a cumulative deficit of $27,106,577 since the commencement of operations on July 21, 1999.

Selected Quarterly Information

Global Alumina's predecessor operating business, GAPCO, did not previously prepare quarterly financial statements, as it was a private company. The comparative financial statements for the quarters ended December 31, 2003, September 30, 2003, June 30, 2003 and March 31, 2003 were prepared for the purpose of inclusion in the Company's interim financial statements for the periods ended December 31, 2004, September 30, 2004, June 30, 2004 and March 31, 2004.

	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004	Quarter ended December 31, 2003	Quarter ended September 30, 2003	Quarter ended June 30, 2003	Quarter ended March 31, 2003
Total revenues (interest and fee income)	$ 125,900	$ 126,368	$ 113,322	$ 75,083	$ nil	$ nil	$ nil	$ nil
Net loss	(1,745,074)	(8,333,907)	(5,541,977)	(1,453,702)	(329,486)	(233,627)	(189,153)	(375,358)
Net loss per share	(0.02)	(0.08)	(0.06)	(0.02)	(0.01)	(0.00)	(0.00)	(0.01)

Results of Operations

Global Alumina's operations during the year ended December 31, 2004 produced a net loss of $17,074,660 or $0.18 per share (2003 – $1,127,624 or $0.02 per share). The significant increase in net loss is primarily due to increased engineering and development costs incurred in connection with the alumina refinery project. Interest income for the year was $406,773 (2003 – $nil). The interest income in 2004 was earned on the proceeds realized from the private placements described under "Liquidity and capital resources".

The "Breakdown of Expenses" table below provides a summary analysis of operating expenses for each of the three years ended December 31, 2004. Coincident with an upturn in the market for alumina in 2004, the Company substantially accelerated its alumina refinery project development, engineering, financing and other pre-construction activities. This increased activity is reflected in the substantial increase in total expenses to $17,515,333 in 2004 from $1,127,624 in 2003. The engineering expenses include expenses related to the refinery basic engineering, port engineering and design, environmental and other infrastructure engineering. Professional fees include expenses related to legal, accounting and consulting services.

Breakdown of Expenses

Expenses	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Engineering	$ 9,340,005	$ 106,328	$1,399,829
Professional fees	5,426,555	815,512	1,317,053
General and administrative	2,256,951	205,784	522,217
Amortization	491,822	Nil	Nil
Total expenses	$17,515,333	$1,127,624	$3,239,099

Liquidity and Capital Resources

At December 31, 2004, the Company had a working capital surplus of $47,596,920 compared to a deficit within GAPCO of $1,823,417 as at December 31, 2003. The increase is primarily attributed to the increase in cash from net proceeds of the private placements described below, less expenses incurred during the year and construction work in progress.

On January 27, 2004, GAPCO declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described below. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented. In addition, all references in the consolidated financial statements to the number of shares and per share amounts have been restated.

On February 3, 2004, GAPCO closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the company and one-half warrant. Each whole warrant may be exercised to acquire one common share of the company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering, net of offering costs, amounted to $44,775,614 and are being used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital.

On December 23, 2004, the Company closed on a private placement offering, which raised gross proceeds of $30,000,750 before commissions, fees and related transaction costs of approximately $2,006,440 through the issuance of 15,385,000 common shares at $1.95 per common share. The proceeds of the offering will be used to fund early stage construction of the alumina refinery project. The net proceeds from the offering amounted to $27,994,310 after deducting agents' fees and other related expenses.

Off-Balance Sheet Arrangements

The Company had no off balance sheet arrangements as at December 31, 2004 or December 31, 2003.

Critical Accounting Estimates

The Company's significant accounting policies are summarized in note 1 to the audited annual financial statements for the year ended December 31, 2004. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development expenditures

Based on the criteria set out in the Canadian Institute of Chartered Accountants (''CICA'') Handbook Section 3450 ''Research and Development Costs'' and Accounting Guideline 11 ''Enterprises in the Development Stage'', the Company has determined that all of its development expenditures for fiscal 2004 should be expensed. The Company will closely monitor future developments to assess the appropriateness of this policy.

Construction-in progress

Beginning October 1, 2004, in accordance with CICA Section 3061, ''Property, Plant and Equipment,'' the Company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent the project asset is expected to be used;

(b) a change in the manner in which the project asset is expected to be used;

(c) an interruption to the construction project for an extended period of time;

(d) physical damage to construction project; and

(e) a change in the law, environment, significantly affecting the completion of the construction project.

New Accounting Standards

Stock-based compensation

Effective January 1, 2004, the Company adopted the new recommendations of CICA Section 3870, ''Stock-Based Compensation and Other Stock-Based Payments''. Section 3870 provides guidance for the recognition, measurement and disclosure of stock-based awards or payments and prescribes a fair value based method of accounting for certain stock-based transactions. Using the Black-Scholes pricing model, the weighted average fair value of options granted during the year ended December 31, 2004 was estimated to be $587,346, $271,483 of which was expensed. No options have been exercised as of December 31, 2004.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Section 3110, ''Asset Retirement Obligations''. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is amortized over the life of the asset. The liability is accreted at the end of each reporting period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company has considered the impact of this standard and determined that its adoption would have an immaterial impact on the results and financial position of the Company as at December 31, 2004.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the new recommendations of CICA Section 3063 ''Impairment of Long-lived Assets''. Section 3063 requires that the impairment of long-lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. This standard had no impact on the Company.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at December 31, 2004 and December 31, 2003.

Outstanding Share Data

Common Shares

The Company has authorized an unlimited number of common shares, with no par value, of which 119,538,123 shares are issued and outstanding as at March 10, 2005.

Share purchase warrants

Number of Shares Exercisable	Expiry Date	Exercise Price
23,925,000	February 3, 2006	$1.50
250,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
3,581,500	February 3, 2008	$1.00

Employee Stock Options

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. The Board of Directors approved an Employee Stock Option Plan under which 10,000,000 common shares were reserved for issuance to employees. The Plan is limited to a maximum term of ten years. A total of 1,010,000 options with an exercise price of $1.50 were granted on May 27, 2004, a total of 25,000 options with an exercise price of $1.52 were granted on August 24, 2004 and a total of 822,000 options with an exercise price of $2.50 were granted on March 10, 2005, pursuant to the terms of the Plan. The options granted have a term of five years and vest 50% after one year and 50% after two years from the date of grant.

Material Transaction

On March 12, 2004, the Company entered into a definitive Agreement of Arrangement (the "Arrangement") with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the Share Exchange, Global Alumina changed its jurisdiction of incorporation from Ontario to New Brunswick (the "Continuance") by filing articles of continuance under the *Business Corporations Act* (New Brunswick). Global Alumina then continued as a public company and a reporting issuer in Ontario. Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004 and became a reporting issuer in British Columbia, Alberta and Quebec, in addition to Ontario. Additional information with respect to this transaction may be found in the Management Information Circular of PLI dated April 2, 2004, available through SEDAR at www.sedar.com.

Effective February 16, 2005, Global Alumina listed its common shares on the Toronto Stock Exchange and delisted its common shares from the TSX Venture Exchange.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisors will accrue upon receipt of commitment letters for project associated equity and debt financing, and will be payable in full at the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the equity advisor will continue until the earlier of the consummation of securities' underwriting and December 31, 2005. The agreements can be terminated by either party.

On February 18, 2005, Global Alumina entered into a memorandum of understanding (the ''MOU'') with Technip France S.A. (''Technip'') under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the terms of the MOU, Technip has agreed to move forward on the design and procurement of the refinery (''Phase One'') and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. It is anticipated that Phase One will be completed by October 30, 2005. The Company estimates that payments to Technip in connection with the completion of Phase One will total approximately $25 million.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions (''Willis'') pursuant to which Willis will provide insurance coverage, in its capacity as an insurance broker, and account management services in connection with the Company's development and construction of the alumina refinery and associated infrastructure in Guinea (the ''Project''). The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project.

Also refer to the information under ''Related Party Transactions'' below.

Related Party Transactions

During the fiscal year ended December 31, 2004, the Company had an agreement to pay Karalco Resources Ltd. (''Karalco'') a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. The total payments for the year amounted to $585,000. Between October of 2004 and February of 2005, the Corporation and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure will be based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and the Compagnie de Bauxite de Guinea in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Company and Karalco. Global Alumina believes that this compensation structure reflects significant milestones toward the successful completion of the refinery which will be achieved with the assistance of Karalco.

The Company has an agreement with Herakles Capital Corp. (''Herakles''), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. The total payments for the year ended December 31, 2004 amounted to $542,607. The Company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the years ended December 31, 2004, 2003 and the cumulative period July 21, 1999 (date of inception) to December 31, 2004 were approximately $85,786, $17,000, and $373,786, respectively. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Other Matters

Director and Management Changes

Upon its Continuance on May 26, 2004, GAPCO's board of directors (except Mr. Safwat) and officers were elected as Global Alumina's board of directors and officers. At the same time, Mr. Bernard Cousineau joined the board of directors, and was appointed as President and Chief Operating Officer of Global Alumina. Mr. Cousineau has more than 30 years of experience in the aluminum industry, including most recently as Vice President and Director of Aluminpro. Prior to joining Aluminpro, he served as President and Chief Executive Officer of Alcan Jamaica, and before that, worked for six years as the plant manager of the Aughinish Alumina Refinery in Ireland.

Concurrently with the above appointments, Mr. Ian Porteous was named Senior Vice President and Chief Technology Officer, and Mr. Frank Donohue was named Senior Vice President – Construction and Engineering.

Mr. Porteous brings 40 years of aluminum industry experience, including most recently as President of Aluminpro. Prior to joining Aluminpro, Mr. Porteous served as Alcan Inc.'s Vice President, Director of Technology for ten years where he was responsible for its global bauxite and alumina operations technology.

Mr. Donohue brings 33 years of industrial engineering and construction management experience. Prior to joining Global Alumina, Mr. Donohue served for four years as the President of Power Professionals Ltd., an engineering and construction management consulting company providing services to the electric utility and independent power industries. Prior to Power Professionals, Mr. Donohue was the Senior Vice President, Engineering and Construction at Sithe Energies, Inc.

On August 18, 2004, Global Alumina announced the appointment of Mamady Youla as Deputy Director General of its Guinean subsidiary, Guinea Alumina Corporation S.A. Mr. Youla previously worked as an Advisor to the Guinean Minister of Mines, before assuming the position of Economic Advisor to the Prime Minister of Guinea. At the Ministry of Mines, Mr. Youla was in charge of the economic and financial affairs of the Ministry of Natural Resources and Energy, and the Ministry of Mines, Geology and Environment. Effective January 1, 2005, Mr. Youla was named Director General.

On September 7, 2004 Global Alumina announced the appointment of Anthony McCabe as Senior Vice President, Project Director of Guinea Alumina Corporation, Ltd. Mr. McCabe is an international aluminium industry veteran who has spent 24 years working around the world for Alcan International, Billiton, and most recently BHP Billiton.

On October 1, 2004, Global Alumina announced the appointment of Graham Morrey as Senior Vice President, Strategic Planning. In this role, Graham Morrey will be responsible for the Company's global alumina strategy. Previously the Managing Director Europe for the Hatch Group, Mr. Morrey brings over 35 years of experience in engineering to Global Alumina, mostly relating to the preparation and implementation of major industrial and infrastructure projects.

On March 7, 2004, Kunihiko Higashi resigned as a director of the Company. On March 10, 2005, the board of directors of the Company appointed David Suratgar to fill the vacancy on the board created by Mr. Higashi's resignation. Mr. Suratgar, an independent financial and legal advisor, is a Member of the Board of BMCE Bank and the Chairman of Taylor-DeJongh's Advisory Board. The Company intends to present Mr. Suratgar as a candidate for election to the board of directors by the shareholders of the Company at the annual and special meeting of the shareholders of the Company to be held on April 28, 2005.

Status Of Basic Agreement

On October 15, 2004, the Company and the Ministry of Mines and Geology of the Republic of Guinea signed an agreement (the "Basic Agreement") for the construction and operation of an alumina plant at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within specified bauxite mining concession area. The Basic Agreement will come into effect upon ratification of the agreement by the Guinean National Assembly and promulgation by the President of

Guinea of a law adopting the Agreement. The Guinean National Assembly reconvened during the week of February 15, 2005 and Global Alumina was advised that ratification of the Basic Agreement was on the National Assembly's agenda.

Aluminpro Aluminum Industry Professionals Inc.

On July 19, 2004 the Company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc. (''Aluminpro''), a limited liability company formed in 2000 to provide marketing and administrative services for its membership, which is made up of senior professionals in the aluminum industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of a cash payment 500,000 units of Global Alumina valued at $1 each (''Global Alumina Units''). Each Global Alumina Unit consists of one common share of Global Alumina (a ''Global Alumina Common Share'') and one-half of one warrant of Global Alumina (each whole warrant a ''Global Alumina Warrant''). Each Global Alumina Warrant entitles the holder thereof to purchase an additional Global Alumina Common Share at a price of $1.50 per share until February 3, 2006.

Concurrently with the transaction, the Company entered into a consulting services agreement with each owner member of Aluminpro for services in connection with the alumina refinery project. The consulting agreement is initially for a period of one year and may be terminated by either party by giving 90 days notice.

The total cost of purchase, including transaction costs, amounted to $1,095,000 and was primarily allocated to engineering contracts in the amount of $1,079,645. Engineering Contracts are amortized over a twelve-month period commencing on July 19, 2004, the effective date of the transaction and is recorded net of accumulated amortization of $485,840.

Port Groundbreaking

On December 3, 2004, the Company commenced pre-construction activities at the Port of Kamsar, marked by a groundbreaking ceremony.

Graduation to The Toronto Stock Exchange

On February 16, 2005, the Corporation was listed for trading on The Toronto Stock Exchange (the ''TSX''). The Corporation's common shares were delisted from the TSX Venture Exchange upon the commencement of trading on the TSX.

Risk Factors

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project, competition from other companies involved in the alumina market, any future political, social or economic instability within Guinea and the possibility that the Basic Agreement will not be ratified by the Guinean National Assembly. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction and raising capital.

Ratification of the Basic Agreement

The Basic Agreement will only become binding on the Government of Guinea after it has been ratified by the Guinean National Assembly and a decree of the President of Guinea has been promulgated. There can be no assurance that the Basic Agreement will be subject to ratification in a timely manner or at all.

Investment in Guinea

With approximately nine million people and an estimated gross domestic product of U.S.$3.3 billion, Guinea's per capita income is only U.S.$440. Any investment in Guinea is subject to a variety of possible political and commercial risks inherent in developing countries, including political, social and economic instability, outright or creeping expropriation, infrastructure and human capital constraints, restrictions and/or tariffs on the flow of goods, services and capital. Guinea's status as a developing country also may make it more difficult for Global Alumina to obtain any required financing for its projects. Furthermore, in recent history Guinea has been economically and socially strained by the necessity to host hundreds of thousands of refugees fleeing conflicts in bordering Sierra Leone, Liberia and Cote d'Ivoire. In addition, civil strife in countries bordering Guinea may affect the cost of doing business or otherwise impact Global Alumina's performance.

Aluminum and Alumina Markets

Aluminum and alumina are commodities and compete with other materials such as steel, glass and plastic, among others, in the aerospace, ground transportation, construction, container and other markets. As a result, aluminum and alumina pricing can be highly volatile. Any significant declines in international market prices could materially adversely affect Global Alumina's business, financial condition and results of operations.

In addition, the various stages of aluminum processing, from bauxite mining to alumina refining and aluminum smelting, are extremely capital intensive. The high initial capital cost exacerbates the commodity price/revenue volatility and serves as a significant market-entry barrier. Global Alumina will seek long-term contractual arrangements with customers in order to mitigate price volatility risks but there can be no assurance that Global Alumina will succeed in obtaining such arrangements or mitigating such risks.

Economic Viability of the Project

Economic viability will depend on many factors including, among others, the cost of bauxite, the cost of processing, transportation costs, the terms and availability of financing, foreign exchange and the price of alumina, none of which at this time have been finally determined. Accordingly, until final capital and operating cost estimates are available and long-term off-take arrangements for the sale of alumina produced by the refinery are entered into, the economic viability of the Project cannot be determined with certainty. In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately four years, significant changes in the alumina market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

Financing Risks

Global Alumina's estimate of the cost to complete the Project is approximately U.S.$2 billion. Global Alumina will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that Global Alumina will be able to obtain the required financing to complete the Project on terms favourable to the Company or at all. Global Alumina anticipates the need to raise an estimated U.S.$600 million pursuant to an equity offering, and shareholders will experience significant ownership dilution as a result of any such offering. Global Alumina also anticipates the need for an estimated U.S.$1.4 billion of debt capital to complete the Project. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. In addition, Guinea's status as a developing country also may make it more difficult for the Company to obtain any required financing for its projects. There is no assurance that Global Alumina will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Company and its ability to continue the Project.

Competition

Global Alumina's business is intensely competitive and it competes with companies which have greater resources and experience. The global aluminum and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc., Alcoa Inc. and Russian Aluminum Company. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminum. They all have far greater resources than Global Alumina and accordingly are potentially formidable competitors. In addition, Global Alumina may be far more vulnerable to volatility in the alumina market than its vertically integrated competitors. If the Project is completed, Global Alumina will simply be a supplier of alumina to the industry and will not have the benefit of vertical integration enjoyed by its larger competitors who operate bauxite mines and aluminum smelters.

Construction Risks

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential costs overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Management of the substantial logistical and coordination issues in connection with the Project will require extensive planning, experience and skill.

There is no assurance that Global Alumina will be able to hire or retain the significant number of experienced technical staff to manage the development of the Project and its subsequent operation. There can be no assurance that Global Alumina will successfully build the alumina refinery within budget, on schedule, or at all.

Operating Risks

Global Alumina's ability to operate the proposed alumina refinery on a profitable basis will be adversely affected by risks that could potentially slow or stop alumina production. The refinery will be dependent on approximately 75 MW of electricity and 640 tons per hour of process steam from the power plant to maintain full production capacity. Should the power plant be incapable of providing the necessary power and steam, the refinery would not be able to run at full production.

The refinery also will be dependent on local and international transportation infrastructure to supply raw materials for continued operations and to deliver alumina to its customers. Global Alumina's ability to operate the refinery on a profitable basis will be adversely affected if the railway or port is temporarily disabled.

Raw Materials

Global Alumina's ability to operate the proposed alumina refinery profitably will be affected by increases in the cost of raw materials, including caustic soda, calcined petroleum coke, lime, coal, flocculants and bauxite. Global Alumina may not be able to offset fully the high cost of raw materials with increased alumina prices or higher productivity.

Environmental Regulations

Global Alumina's operations will be subject to strict environmental regulations promulgated by various government agencies from time to time. Such regulations provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. A breach of such regulations may result in the imposition of severe fines and penalties, which could harm the Company's business. In addition, if the Government of Guinea adopts more stringent environmental standards or enforces current or new regulations in a more rigorous manner, Global Alumina may be required to make additional environmental expenditures, which could have an adverse impact on its financial condition.

Other Government Regulations

Global Alumina's operations and properties are subject to a variety of other governmental regulations. Guinea regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. Global Alumina's operations may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety.

Dependence on Management

Global Alumina's success is highly dependent on its founders, directors and management team. The Company's management team has expanded to meet its growing needs. The Company must continue to attract and retain the necessary personnel to complete the Project's transitions from development to construction to operation. The loss of the services of Global Alumina's senior management or other key employees could make it more difficult to successfully operate the Company's business and pursue its business goals.

Currency Risk

Fluctuations in currency exchange rates could have a negative impact on the profitability of Global Alumina's operations. Global Alumina reports its financial results in U.S. dollars, and anticipates that most, but not necessarily all, of its revenues, debt, and capital and operating costs will be denominated in U.S. dollars. Therefore, variations in the exchange rate when converting foreign currencies into U.S. dollars may negatively impact the financial results of the Company.

Liquidity of Investment

Global Alumina's common shares are thinly traded in Canada, and the lack of trading volume of the Company's common shares will limit the liquidity of such shares.

Additional Information

Additional documents and information regarding the Company are available through SEDAR and can be accessed through the Internet at www.sedar.com.



Global Alumina

CBN
FINANCIAL PRINTING
Printed in Canada
251364